GRYPHON RESOURCES, INC.
6550 RALEIGH STREET
VANCOUVER, BRITISH COLUMBIA
CANADA, V5S 2W8
Ph:  778.891.7072
Fax: 604.488.0239

August 8, 2007

United States Securities and
Exchange Commission
Mail Stop 7010
Washington, D.C.,
20549-7010

Sent via courier

Attention:       Mr. Jason Wynn

Dear Mr. Wynn

Re:      Gryphon Resources, Inc. – File Number 333-140880

Further to your telephone call in which you stated that you have no further comments, pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Resources, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form SB-2/A to 12:00 p.m. Pacific Daylight Time on August 14, 2007, or as soon thereafter as is practicable.

The Company acknowledges the following:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not relieve the Commission from taking any action with respect to the filing; and

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

We trust the forgoing to be satisfactory and anxiously await receipt of confirmation of effectiveness. Should you have any further questions please contact me. Thank you for your attention to this matter.

Best regards,

/s/ Louie Jurinak

Louie Jurinak
President